FOR IMMEDIATE RELEASE

CONTACT:
Leading Brands, Inc.
Email: info@LBIX.com

LEADING BRANDS, INC.

Nasdaq Extension

Vancouver, Canada, April 2, 2018, Leading Brands, Inc. (NASDAQ: LBIX) (the “Company” or "LBIX") is pleased to announce that on March 23, 2018, the Nasdaq Listing Qualifications Staff ("Nasdaq Staff") granted the Company an extension of time until July 23, 2018 to regain compliance with Listing Rule 5550(b) (the "Listing Rule").

As previously announced on September 18, 2017, the Company has entered into a definitive agreement to acquire Liquid Media Group Ltd. ("Liquid") by way of a plan of arrangement pursuant to the Business Corporations Act (British Columbia) (the "Transaction") and will seek to list the post-acquisition entity on The Nasdaq Capital Market. In accordance with the applicable Canadian securities laws, the Company will be holding a special meeting of shareholders to consider resolutions to approve the issuance of the shares forming the consideration to be paid to Liquid shareholders pursuant to the Transaction, among other things. The special meeting of LBIX shareholders is being held concurrently with a special meeting of Liquid shareholders, which will be called by Liquid to consider the Transaction.

Closing of the Transaction is subject to Liquid receiving approval from its shareholders for the Transaction. The Transaction will also require the approval of LBIX shareholders and the Supreme Court of British Columbia (the "Court"), as well as certain regulatory approvals. If the requisite approvals of the Liquid shareholders, the LBIX shareholders and the Court and the regulatory approvals are obtained and all other conditions to the Transaction have been satisfied, it is anticipated that the Transaction will be completed in May 2018.

The Company had previously received notice from Nasdaq Staff on January 23, 2018 of non-compliance with the Listing Rule and submitted a plan of compliance. The plan was based on the expectation that the combined company will meet all applicable requirements for initial listing on The Nasdaq Capital Market. It is expected that the combined entity will be required to meet all applicable requirements for initial listing on The Nasdaq Capital Market. Notwithstanding the foregoing, there can be no assurances that the Company will be able to complete the Transaction or that the combined entity will meet all applicable requirements for initial listing on The Nasdaq Capital Market.

Ralph McRae

Ralph D. McRae
Chairman & CEO

Forward Looking Statements
Certain information contained in this press release includes forward-looking statements, including information concerning the Transaction. Words such as "believe", "expect," "will," or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, failure to obtain regulatory or shareholder approval and/or satisfaction of conditions pursuant to the Transaction, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.